Ballard Power Systems

News Release

Ballard Power Systems Announces Annual General Meeting

For Immediate Release – May 4, 2009

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold its Annual General Meeting on Tuesday, June 2, 2009, at 1:00pm PST at the Pan Pacific Hotel, 999 Canada Place, Vancouver, BC.

Included in the event, Mr. John Sheridan, Ballard Power Systems’ President and Chief Executive Officer, will discuss the company’s strategy and progress.

This event will be audio webcast and will be accessible on Ballard’s web site at www.ballard.com. The webcast will be archived for replay for one month.

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.